JESUP & LAMONT, INC.
650 Fifth Avenue, 3rd Floor
New York, NY 10019

October 30, 2009

United States Securities and Exchange Commission
Washington D.C.
Mail Stop 3010

Re:	Jesup & Lamont, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the Periods Ended March 31and June 30, 2009
File No 1-31292

Dear Sirs and Mesdames:

This will respond to your comment letter dated October 5, 2009.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies, page 21

1.
We note your response to our prior comment 2 and reissue the comment in part.  In future filings, revise to address the types of assumptions underlying the most significant and subjective estimates (e.g., the inputs to the Black-Scholes model for valuing warrants), sensitivity of those estimates to deviations of actual results from management’s assumptions, and circumstances that have resulted in revised assumptions in the past.  Refer to SEC Interpretive Release No. 33-8350.  The disclosure should clarify the extent to which fair values are determined based on factors other than listed market prices or dealer quotes, the extent to which adjustments are made to dealer quotes, and the basis for those adjustments.  In addition you should discuss how the accuracy of your models is evaluated.  Please provide us with your proposed disclosure.

We will add disclosures to our previous response similar to the following in future filings.

Critical Accounting Policies

Because substantially all of our warrants received from investment banking engagements are not publicly traded, we use the Black Sholes pricing model to determine the fair value of these warrants, The Black Sholes formula is based on several factors, the most critical of which are the volatility of the underlying stock, the current market value of the underlying stock in relation to the exercise price of the warrant and the remaining period over which the option may be exercised. Since the underlying stock is publicly traded, the volatility and the current market price of the stock are based on quoted market prices or dealer quotes.  We do not make upward adjustments to the values of the warrants but may make downward adjustments to for reasons such as exercise restrictions on the warrant.  We recalculate the fair value of the warrants quarterly.

2.
We note your response to our prior comment 3.  Please expand the disclosure of your critical accounting policies regarding recognition of a valuation allowance against deferred tax assets to discuss the potential sensitivity of the assumptions underlying your discounted cash flow analysis to change and quantify the effects where practicable and material. Please provide us with your proposed disclosures.

We will add disclosures to our previous response similar to the following in future filings.

Critical Accounting Policies

As stated above the Company’s net operating loss carryforwards expire in years 2022 through 2029.  The discounted cash flow analysis assumed total pretax income for the ten year period through December 31, 2018 of approximately $29 million.  Our net deferred tax asset recorded at December 31, 2008 totaled $2,117,000, which at the 40% income tax rate they were based upon, represents $5,292,500 of pre-tax income that would need to be earned to realize the deferred tax benefit which represents approximately 18% of the projected income. Based on this, management believes that it is more likely than not that the deferred tax asset will be realized.  If our combined future taxable income through approximately 2029 does not equal at least $5,292,500, our net recorded deferred tax asset would be reduced accordingly.

Liquidity and Capital Resources page 28

3.
We note your response to our prior comment 5 and reissue the comment.  Please revise your disclosure in future filings to provide a more robust discussion of the material components driving net operating cash and how changes therein affect your ability to manage your liquidity at the holding company level.  Please evaluate separately your ability to meet upcoming cash requirements over both the short and long term.  In addition, please provide your proposed future disclosures in your response.  Refer to SEC Interpretive Release No. 33-8350.

We will add disclosures similar to the following in future filings.

We expect that with increased revenue from recently hired salespeople and the cost cuts that were made earlier in 2009, that the Company is poised for positive earnings on a go forward basis. Currently, we expect that our revenues will be in the range of $45 to $50 million for the year-ending December 31, 2010. We expect that we will “break even” at an annual revenue run rate of $40 million.  That break even point may be adjusted upward or downward depending on the eventual actual mix of revenues. Using our current revenue assumptions, which anticipate a lower contribution from investment banking which is our highest margin business, we anticipate that generated free cash flow from operations will be sufficient to meet all debt and working capital obligations through December 31, 2010.

Additionally, of our $16.4 million in debt, $7.7 million is convertible and we expect that over time that debt will be converted into equity. We have also had preliminary discussions with other holders of debt ($2.1 million) about converting those amounts into equity as well. As well, we have $2.026 million that is due to our clearing firm, Legent Clearing LLC, which is being paid down through higher ticket charges over the next ten years. As a result, we are confident that our operations will support future cash needs and that long-term debt obligations will be converted into equity.

Item 9A.  Controls and Procedures, page 34

4.
We note your responses to our prior comments 9 and 10.  You state that in the review of your internal controls, you determined that you had a material deficiency.  Please clarify whether the noted deficiency was related to disclosure controls and procedures, internal control over financial reporting, or both, and whether the deficiency was considered a material weakness or significant deficiency.  Also, please revise your disclosure to clearly state whether your disclosure controls and procedures were effective or ineffective as of December 31, 2008, rather than stating that your “internal controls are still deemed deficient.”  This comment also applies to your Form 10-Q for the period ended March 31, 2009.

In the review of our internal controls, it was determined that we had a material weakness with regard to internal control over financial reporting. This was a result of the lack documentation that supports authorization and approval of accounting records and disbursements. This will be disclosed properly in our filings.

Our disclosure controls and procedures were effective as of December 31, 2008. While there was a material weakness in internal control over financial reporting, we put into place mitigating controls that compensated those deficiencies and made our disclosure controls and procedures effective. These included dual signatures on cash disbursements and final approval on all financial documents by the company’s chief executive officer and chairman. We are currently in the process of implementing procedures to document authorization and approval of accounting records and disbursements to cure the material weakness and these procedures will be in place and tested by year-end 2009.

Report of Independent Registered Public Accounting Firm, page F-2

5.
We note your response to prior comment 12.  Please note that for purposes of applying Item 304 of Regulation S-K, a merger of accounting firms constitutes a change in principal accountants.  As such, please file a Form 8-K containing the required Item 4.01 disclosures.  Refer to the “General Instructions” of Form 8-K and the “Information to Be Included In The Report” for Item 4.01 of Form 8-K.

We will file the Form 8-K.

6.
We note your response to prior comment 13.  Note that Rule 2-05 of Regulation S-X is not applicable in your fact pattern.  Please amend your Form 10-K to include the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007 included in your filing.

We will file an amended Form 10-K to include the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007.

Notes to Consolidated Financial Statements, page F-10

Note 3.  Marketable Securities Owned and Securities Sold..., page F-12

7.
We note your response to prior comment 15 and reissue the comment in part.  In future filings, please include the following disclosures, as required by paragraph 32 of SFAS No. 157, and provide us with your proposed disclosures:

•
For fair value measurements using significant unobservable inputs (Level 3), the amount of the total gains or losses for the period included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income.

We will add disclosures similar to the following in future filings.

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for fiscal 2009.  The unrealized gains or (losses) during the period for assets within the Level 3 category presented in the table below may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

Securities Not Readily Marketable
Balance at December 31, 2008	$
Purchases, issuances, settlements, and sales	$
Gains / (losses):
Realized	$
Unrealized	$
Balance at December 31, 2009	$

Change in unrealized gains / (losses) relating to instruments still held at December 31, 2009	$

Gains / (losses) (both realized and unrealized) for Level 3 financial instruments are a component of Net gain (loss) on securities received for banking services.

Note 7.  Intangible Assets, page F-16

8.
We note your response to prior comment 16.  Your disclosures compare the carrying value of your JLSC reporting unit to its estimated fair value for purposes of testing goodwill for impairment, but do not disclose the results of the impairment tests for trademarks and customer lists.  Please tell us the results of your impairment assessments for the year ended December 31, 2008 for intangible assets that are subject to amortization, and disclose the results of these assessments in future filings.  See paragraphs 15 and 17 of SFAS No. 142.

We concluded the fair value of the trade name to be $7,735,000 compared to a recorded book value of $3,282,000.  We concluded the fair value of the customer lists to be $949,000 compared to book value of $907,000.  We will disclose the results of these assessments in future filings.

9.	We note your response to prior comment 17. Please tell us how you determined that notes payable should not be allocated to your reporting unit. Refer to paragraphs 32-33 of SFAS No. 142.

Since the impairment study showed that the fair value exceeds the carrying value we passed Step 1 and therefore it is not necessary to allocate the notes payable.

10.
We note your response to prior comment 18.  You state that you obtained your enterprise value by taking an average of the discounted cash flow method and the “Guideline Public Company Method.”  Please tell us the results of your analysis using the Guideline Public Company Method, including the guideline companies selected and the method used to estimate fair value of your reporting unit relative to the guideline companies.  In addition, please tell us and disclose in future filings the principal assumptions used in this analysis, including the estimated control premium, if any.

The guideline public company method included an examination of pricing measures of publicly traded comparable companies engaged in investment banking, brokerage and financial services.  The guideline candidates were selected based on the appraiser’s qualitative assessment of industry participants that are exposed to similar industry and economic risks.  Based on the appraiser’s search and due diligence, the following companies were included in the guideline public company analysis:

•
First Montauk Financial Corporation (Ticker: FMFN) - through its subsidiary First Montauk Securities Corp., the company operates as a full service retail and institutional securities brokerage firm in the United States.  It provides a range of securities brokerage and investment services to retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses.  In addition, the company provides various support services, including access to stock and option execution and over-the-counter stock trading; products, such as insurance and annuity products, mutual funds, unit trusts, and investment advisory programs; and compliance, supervision, accounting, and related services. As of March 31, 2008, First Montauk Financial Corp. had approximately 180 registered representatives, served approximately 45,000 retail and institutional customer accounts, and operated 93 branch offices. The company was founded in 1963 and is headquartered in Red Bank, New Jersey.

•
Investors Capital Holdings, Ltd. (Ticker: ICH) - along with its subsidiaries, provides a diversified line of financial services to the public.  It operates in two segments, Broker-Dealer Services and Investment Advisory Services.  The Broker-Dealer Services segment provides services in support of trading and investment in securities, such as corporate stocks and bonds, U.S. government securities, municipal bonds, mutual funds, and variable annuities; variable life insurance, including provision of market information, and Internet trading; and portfolio tracking facilities and records management. The investment Advisory Services segment includes asset management of individual client accounts.  The company was founded in 1995 and is based in Lynnfield, Massachusetts.

•
Knight Capital Group, Inc. (Ticker: NITE) - a financial services company, provides electronic and voice access to the capital markets across multiple asset classes for buy-side, sell-side, and corporate clients; and asset management for institutions and private clients in the United States.  It operates in two segments, Global Markets and Asset Management.  The Global Markets segment provides market access and trade execution services across various asset classes for broker-dealers and institutions.  Its institutional products comprise equity, fixed income, futures, options, and foreign currency trade execution solutions; block trading; program trading; international equities; special situations/risk arbitrage; soft dollar and commission recapture programs; corporate access services; direct market access; and crossing networks.  This segment’s clients include broker-dealers and on-line brokers, mutual funds, pension plans, plan sponsors, hedge funds, trusts, and endowments.  The Asset Management segment operates as an investment manager. It primarily serves banks, insurance companies, funds-of-hedge funds, corporate and public pension plan sponsors, trusts, endowments, and private clients.  The company was formerly known as Knight Trading Group, Inc. and changed its name to Knight Capital Group, Inc. in May 2005.  Knight Capital Group was founded in 1995 and is headquartered in Jersey City, New Jersey.

•
Ladenburg Thalmann Financial Services, Inc. (Ticker: LTS) – through its subsidiaries, provides retail and institutional securities brokerage, investment banking, investment activities, and asset management services primarily in the United States. It offers general investment banking and corporate finance consulting services, and other services, such as underwriting of public equity and debt offerings; specified purpose acquisition companies underwriting; placement of private debt and equity offerings; merger, acquisition, and divestiture advisory services; rendering fairness and solvency opinions; and financial valuations. The company also provides alternative investments, private investment management, and retirement plan sponsor services, as well as an asset management program to assist customers in achieving their desired investment objectives through centralized management of mutual fund and exchange-traded fund portfolios based on asset allocation models. In addition, it offers broker-dealer and investment advisory services to the independent registered representative community. Furthermore, the company reviews and analyzes general market conditions and other industry groups; issues written reports on companies, with recommendations on specific actions to buy, sell, or hold; furnishes information to retail and institutional customers; and responds to inquires from customers and account executives. It serves middle market and emerging growth companies, and high net worth individuals. The company was founded in 1876 and is based in Miami, Florida.

•
Merriman Curhan Ford Group, Inc. (Ticker: MERR) – through its subsidiaries, provides investment banking, institutional brokerage, equity research, and asset management services to institutional investors and corporate clients in the United States. Its investment banking services include advising on and structuring capital raising solutions for corporate clients through public and private offerings of primarily equity and convertible debt securities. The company also provides strategic advisory services, including transaction specific advice regarding mergers and acquisitions, divestitures, spin-offs, and privatizations, as well as general strategic advice. Merriman Curhan Ford Group’s institutional brokerage services include institutional sales, sales trading, and trading services; and executing securities transactions for money managers, mutual funds, hedge funds, insurance companies, and pension and profit-sharing plans. The company also undertakes equity research of fast growing companies operating in technology, telecommunications, next-generation energy, health care, and consumer sectors. Its asset management operations include creating and managing investment products for institutional and high-net worth clients. Merriman Curhan Ford Group was formerly known as MCF Corporation. The company was founded in 1987 and is headquartered in San Francisco, California, with additional offices in New York, New York; Newport Beach, California; and Portland, Oregon.

•
Sanders Morris Harris Group, Inc. (Ticker: SMHG) – through its subsidiaries, provides asset/wealth management and capital markets services. Its asset/wealth management services include investment advisory, wealth and investment management, financial planning, trust, estate and retirement planning, insurance planning, and custody services. The company’s wealth management services also consist of sports representation and management services to professional athletes, principally professional football and baseball players, in contract negotiation, marketing and endorsements, public relations, legal counseling, and related areas. Its capital markets services include investment banking services, such as public offerings and private placements of equity and debt securities, financial advisory services, and merchant banking services. The company’s financial advisory services are comprised of fairness opinions, financial strategies, and advising on mergers, acquisitions, and divestitures; and merchant banking services include private equity capital services. It also offers institutional brokerage services, such as institutional equity, fixed income, and research services, as well as provides valuation and litigation support services. In addition, it offers prime brokerage services, such as trade execution, clearing, bookkeeping, reporting, custodial, securities borrowing, financing, research, and fund raising. Sanders Morris Harris Group serves individuals, corporations, and financial institutions in North America, Europe, and Asia. The company was founded in 1998 and is based in Houston, Texas.

•
Siebert Financial Corporation, Inc. (Ticker: SIEB) – through its subsidiary, Muriel Siebert & Co., Inc., engages in the retail discount brokerage and investment banking operations in the United States. The company offers Internet and traditional discount brokerage and related services to retail investors. It also provides various retirement accounts as an agent, and lends customers a portion of the market value of certain securities held in the customer’s account through its clearing agent. The company, through its other subsidiary, Siebert Woman’s Financial Network, Inc., involves in the provision of products, services, and information to serve woman’s financial needs. It also provides equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services to institutional clients and issuers of equity and fixed-income securities. The company offers its discount brokerage business to retail clients through a broker on the telephone, through a wireless device, or via the Internet. As of December 31, 2007, Siebert Financial operated seven retail discount brokerage offices. The company was founded in 1886 and is headquartered in New York, New York.

In addition to the selected guideline companies, the appraiser also reviewed the market pricing of the Reporting Unit’s parent company, Jesup & Lamont, Inc. (Ticker: JLI) as of December 31, 2008.

The appraiser calculated market pricing measures based on available revenue and profitability information for the guideline public companies and JLI.  The analysis included the following pricing multiples:

•	Price to: Sales, Earnings, Book Value of Equity
•	Enterprise Value to: Sales, EBITDA, EBIT, Book Value of Capital

The appraiser determined the low and high end of the range and calculated the mean and median of the pricing multiples.  The EBITDA and EBIT multiples were excluded due to the Reporting Unit’s lack of profitability.  Due to Management’s expectation of future revenue growth, the appraiser applied estimated income statement metrics for the year ending December 31, 2009.  The appraiser ultimately relied on an indication of value based upon the EV/Sales multiple of JLI.  Because the market multiples were originally calculated by using historical financial metrics, the appraiser accounted for the application of forward looking estimates by discounting the value indication by the Company’s WACC of 14.1%.  The resulting equity value estimate was $19,264,000.

The guideline public company method is based on market transactions of minority interests.  Therefore, the premise of value derived from the guideline public company method is a minority, marketable value.  The appraiser added an industry control premium of 8.0%, based on observed premiums in the appraiser’s merger and acquisition analysis, to arrive at the estimate for a controlling value in the Reporting Unit.  The appraiser utilized the Capital IQ database to identify companies acquired within 2008, located in the United States or Canada, and categorized in the industries of investment banking and brokerage.  The search resulted in 18 transactions.  The average day prior premium was 7.52% and the average week prior premium was 8.67%.  Based on this range, the appraiser selected 8.0% as the applicable control premium.  The final conclusion of value utilizing the guideline public company method was $20,805,000.

11.
We note your response to prior comment 19 and reissue the comment.  Please provide us with a comprehensive discussion of the basis for each of the major assumptions relating to revenue growth, direct costs, and operating expenses used in your JLSC valuation analysis by forecast year.  In your response, specifically address how you concluded that the nominal revenue growth rates in 2009 and 2010 are reasonable in light of the 24.9% decrease in revenues in the year ended December 31, 2008 as compared to the prior year, and the 23.9% decrease in revenues in the six months ended June 30, 2009 as compared to the prior year period.

Revenue Growth

The appraiser was originally provided with Management’s pro forma income statements for 2009 through 2011.  The Reporting Unit’s revenue was estimated to be $63.9 million in 2009, $81.6 million in 2010 and $98.3 million in 2011.  However, these initial projections were based upon an additional $5 million of debt capital.  Based on subsequent discussions, Management revised their 2009 forecast to $48.6 million without the additional capital.  The appraiser reviewed the Reporting Unit’s revenue growth with the revenue growth of the industry.  The historical and projected industry data was provided by IBIS World.  The appraiser included the following figure in his valuation report.

See information included in our response to number 3 above,

Figure 1: Company vs. Industry Revenue Growth

Based on additional discussions with Management, the appraiser determined the Reporting Unit was lagging the run rate necessary to achieve Management’s projections in 2009.  Therefore, the appraiser estimated revenue growth rates that would reflect Management’s expectation of a dramatic increase in 2009 but revenue would not reach the benchmark level of approximately $49.0 million until the second projected year of the discounted cash flow model.  Beginning in year three, the appraiser decreased the real revenue growth rate by 20% per year to transition the Reporting Unit from the expectation of high revenue growth in the short-term to a residual growth rate of 3.5% per year.  The nominal rate includes estimates for inflation and real revenue growth.  The long-term inflation forecast of 2.5% was provided by the Livingston Survey released bi-annually by the Federal Reserve Bank of Philadelphia.

Direct Costs and Operating Expenses

The appraiser projected direct costs and operating expenses to vary with the Reporting Unit’s revenue, with the exception of the first year of the forecast period (2009), based on the most conservative scenario for 2009, as provided by Management.

The Reporting Unit’s direct costs consisted of commission expense, clearing costs and systems costs.  Management estimated direct costs to decline from approximately 65.0% of revenue to 58.0% of revenue during the pro forma period ended December 31, 2009, through December 31, 2011.  The appraiser elected to use the higher end of the range, 64.0%, for conservative purposes.

Based on a series of discussions between Management and the appraiser, it was determined that JLSC would incur  operating costs during 2009 of between $14.0 million and $14.5 million.  Therefore, the appraiser selected the midpoint of the fixed range of $14.25 million as the sole basis for operating costs in 2009.  The fixed estimate was approximately 35.7% of estimated 2009 revenue.  Management projected operating expenses to decline to approximately 20.0% of revenue in 2010 and 2011.  The appraiser selected 30.0% of revenue as a more conservative approach.

12.	Please provide us with the discounted cash flow valuation analysis of JLSC as of December 31, 2008.

Schedule A.1
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Financial Statement Analysis
Historical Income Statements	(Figures in $ thousands)

	For the Periods Ended:
	31-Dec-04		31-Dec-05		31-Dec-06		31-Dec-07		31-Dec-08
	Actual	%	Actual	%	Actual	%	Actual	%	Actual	%

Revenue	$17,931	100.0%	$17,465	100.0%	$21,206	100.0%	$23,285	100.0%	$24,801	100.0%

Operating expenses	17,378	96.9%	18,009	103.1%	21,955	103.5%	23,338	100.2%	30,143	121.5%

Earnings before interest, taxes, depreciation & amortization (EBITDA)	553	3.1%	(545)	-3.1%	(749)	-3.5%	(53)	-0.2%	(5,342)	-21.5%

Depreciation/amortization expense	152	0.8%	207	1.2%	227	1.1%	253	1.1%	125	0.5%

Earnings before interest & taxes (EBIT)	401	2.2%	(752)	-4.3%	(976)	-4.6%	(306)	-1.3%	(5,467)	-22.0%

Other income (loss)	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Interest income (expense)	-	0.0%	-	0.0%	-	0.0%	16	0.1%	30	0.1%

Pretax Income	401	2.2%	(752)	-4.3%	(976)	-4.6%	(290)	-1.2%	(5,437)	-21.9%

Income taxes	46	0.3%	12	0.1%	1	0.0%	-	0.0%	-	0.0%

Net Income	$356	2.0%	$(764)	-4.4%	$(977)	-4.6%	$(290)	-1.2%	$(5,437)	-21.9%

Profit Margins

EBITDA margin	3.1%		-3.1%		-3.5%		-0.2%		-21.5%
EBIT margin	2.2%		-4.3%		-4.6%		-1.3%		-22.0%
Net income margin	2.0%		-4.4%		-4.6%		-1.2%		-21.9%

Income tax rate	11.3%		-1.6%		-0.1%		0.0%		0.0%

Schedule A.2
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Financial Statement Analysis
Historical Balance Sheets	(Figures in $ thousands)

	For the Periods Ended:
	31-Dec-04		31-Dec-05		31-Dec-06		31-Dec-07		31-Dec-08
	Actual	%	Actual	%	Actual	%	Actual	%	Actual	%

Current Assets
Cash & equivalents	$678	16.6%	$27	0.9%	$1,249	15.2%	$463	5.7%	$388	1.8%
Accounts receivable	1,069	26.1%	1,157	38.6%	-	0.0%	1,839	22.7%	1,728	8.0%
Other current assets	1,002	24.5%	387	12.9%	10	0.1%	276	3.4%	430	2.0%

Total Current Assets	2,750	67.2%	1,570	52.4%	1,259	15.3%	2,578	31.8%	2,546	11.8%

Fixed assets, net	240	5.9%	396	13.2%	296	3.6%	206	2.5%	239	1.1%
Other assets	140	3.4%	225	7.5%	1,545	18.8%	1,026	12.6%	1,312	6.1%
Non-operating assets	720	17.6%	621	20.7%	-	0.0%	-	0.0%	-	0.0%

Intangible assets, net	244	6.0%	183	6.1%	5,113	62.3%	4,304	53.0%	4,189	19.5%
Goodwill	-	0.0%	-	0.0%	-	0.0%	-	0.0%	13,227	61.5%

Total Assets	$4,094	100.0%	$2,995	100.0%	$8,213	100.0%	$8,114	100.0%	$21,513	100.0%

Current Liabilities
Accounts payable	$1,501	36.7%	$852	28.5%	$889	10.8%	$921	11.3%	$332	1.5%
Accrued liabilities	-	0.0%	-	0.0%	-	0.0%	-	0.0%	1,187	5.5%
Other current liabilities	223	5.4%	169	5.6%	74	0.9%	91	1.1%	176	0.8%
Current portion of LTD	-	0.0%	-	0.0%	13	0.2%	-	0.0%	-	0.0%

Total Current Liabilities	1,724	42.1%	1,021	34.1%	975	11.9%	1,012	12.5%	1,696	7.9%

Long-term debt	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Minority interest	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%

Total Liabilities	1,724	42.1%	1,021	34.1%	975	11.9%	1,012	12.5%	1,696	7.9%

Shareholders' Equity
Preferred stock		0.0%		0.0%	-	0.0%	-	0.0%	-	0.0%
Common stock	4,458	108.9%	4,827	161.2%	6	0.1%	6	0.1%	6	0.0%
Additional paid-in capital	-	0.0%	-	0.0%	11,061	134.7%	11,216	138.2%	25,493	118.5%
Retained earnings	(1,955)	-47.8%	(2,719)	-90.8%	(3,830)	-46.6%	(4,120)	-50.8%	(5,682)	-26.4%
Treasury stock	(134)	-3.3%	(134)	-4.5%	-	0.0%	-	0.0%	-	0.0%

Total Shareholders' Equity	2,370	57.9%	1,974	65.9%	7,238	88.1%	7,102	87.5%	$19,817	92.1%

Total Liabilities & Capital	$4,094	100.0%	$2,995	100.0%	$8,213	100.0%	$8,114	100.0%	$21,513	100.0%

Schedule A.3
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Financial Statement Analysis
Select Financial and Operating Ratios	(Figures in $ thousands)

For the Periods Ended:
31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07	31-Dec-08

DuPont Analysis

Asset turnover	438.0%	583.1%	258.2%	287.0%	115.3%
Operating margin	2.2%	-4.3%	-4.6%	-1.3%	-22.0%
Interest burden	100.0%	100.0%	100.0%	94.9%	99.5%
Tax burden	x	88.7%	x	101.6%	x	100.1%	x	100.0%	x	100.0%

Return on assets	8.7%	-25.5%	-11.9%	-3.6%	-25.3%

Financial leverage	x	172.8%	x	151.7%	x	113.5%	x	114.2%	x	108.6%

Return on book value of equity	15.0%	-38.7%	-13.5%	-4.1%	-27.4%

Working Capital Analysis	Averages

Working capital	$1,026	$549	$284	$1,566	$850
% revenue	5.7%	3.1%	1.3%	6.7%	3.4%	4.1%

Basis

Days cash & equiv.	Total expenses	14	1	21	7	5	9
Other current assets	SG&A expenses	5.8%	2.1%	0.0%	1.2%	1.4%	2.1%

Days A/R	Revenue	22	24	0	29	25	20
Days A/P	Total expenses	32	17	15	14	4	16
Trade cycle	(10)	7	(15)	14	21	4

Days accrued liabilities	SG&A expenses	0	0	0	0	14	3
Other current liabilities	SG&A expenses	1.3%	0.9%	0.3%	0.4%	0.6%	0.7%

Fixed Asset Analysis	Averages

Net fixed assets	$240	$396	$296	$206	$239
% revenue	1.3%	2.3%	1.4%	0.9%	1.0%

Fixed asset utilization	74.6	x	44.1	x	71.7	x	113.0	x	103.6	x	81.4

Depreciation expense	$152	$207	$227	$253	$125
63.1%	52.4%	76.8%	122.9%	52.4%

Remaining average life of fixed assets	1.6 years	1.9 years	1.3 years	0.8 years	1.9 years	1.5

Historical Growth Rates	Averages

Revenue	NA	-2.6%	21.4%	9.8%	6.5%	8.8%

Schedule B.1
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Projection Inputs

		31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Income Statement Inputs

Inflation estimate - Livingston Survey December 2008		0.5%	2.1%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Real revenue growth rate (1)		60.0%	20.0%	16.0%	12.8%	10.2%	8.2%	6.6%	5.2%	4.2%	3.4%	1.0%

Nominal revenue growth rate		60.8%	22.5%	18.9%	15.6%	13.0%	10.9%	9.2%	7.9%	6.8%	5.9%	3.5%

Direct Costs (2)	Variable	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%

Operating expenses (2)	Fixed	$14,250	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
	Variable	0.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%

Effective income tax rate		40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Balance Sheet Inputs

	Basis

Days cash & equiv.	Total expenses	5	5	5	5	5	5	5	5	5	5	5
Days A/R	Revenue	25	25	25	25	25	25	25	25	25	25	25
Other current assets	%SG&A expenses	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%

Days A/P	Total expenses	16	16	16	16	16	16	16	16	16	16	16
Days accrued liabilities	SG&A expenses	14	14	14	14	14	14	14	14	14	14	14
Other current liabilities	%SG&A expenses	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%

Notes
(1)	Projected revenue based on consideration of Management's 2009 projections in addition to comparison of historical growth rates of the Company and the industry.
Industry Source: IBISWorld Report - Securities Brokering in the U.S., September 2008 and January 2009
(2)	Variable direct costs based on Management's 2009 projections. Fixed and variable operating costs developed with auditors per a review of historical financials and Management's 2009 projections.

Schedule B.2
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Projected Income Statements	(Figures in $ thousands)

	Base Period	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Revenue	$24,801	$39,880	$48,861	$58,096	$67,170	$75,900	$84,171	$91,929	$99,167	$105,910	$112,200	$116,155

Commissions, Clearing, Systems	N/A	25,523	31,271	37,181	42,989	48,576	53,869	58,835	63,467	67,782	71,808	74,339

Net revenue	24,801	14,357	17,590	20,915	24,181	27,324	30,301	33,094	35,700	38,128	40,392	41,816

Other operating costs	30,143	14,250	14,658	17,429	20,151	22,770	25,251	27,579	29,750	31,773	33,660	34,847

Earnings before interest, taxes,
depreciation & amortization (EBITDA)	(5,342)	107	2,932	3,486	4,030	4,554	5,050	5,516	5,950	6,355	6,732	6,969

Depreciation expense	125	117	151	191	144	182	226	276	290	310	325	347
Amortization expense	-	91	91	91	91	91	91	91	91	91	91	-

Earnings before interest & taxes (EBIT)	(5,467)	(101)	2,690	3,204	3,795	4,281	4,734	5,149	5,569	5,954	6,317	6,623

Interest income (expense)	30	-	-	-	-	-	-	-	-	-	-	-

Pretax income (EBT)	(5,437)	(101)	2,690	3,204	3,795	4,281	4,734	5,149	5,569	5,954	6,317	6,623

Income taxes	-	-	138	836	1,052	1,260	1,448	1,624	1,788	1,942	2,085	2,174

Net Income	$(5,437)	$(101)	$2,552	$2,368	$2,743	$3,021	$3,286	$3,525	$3,781	$4,013	$4,232	$4,448

Profit Margins

Net revenue margin	100.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%
EBITDA margin	-21.5%	0.3%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
EBIT margin	-22.0%	-0.3%	5.5%	5.5%	5.7%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%
Net income margin	-21.9%	-0.3%	5.2%	4.1%	4.1%	4.0%	3.9%	3.8%	3.8%	3.8%	3.8%	3.8%

Effective income tax rate	0.0%	0.0%	5.1%	26.1%	27.7%	29.4%	30.6%	31.5%	32.1%	32.6%	33.0%	32.8%

		35.7%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%

Schedule B.3
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Projected Balance Sheets	(Figures in $ thousands)

	Base
	Period	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Current Assets
Cash & equivalents	$388	$512	$591	$703	$812	$918	$1,018	$1,112	$1,199	$1,281	$1,357	$1,405
Accounts receivable	1,728	2,779	3,405	4,048	4,681	5,289	5,865	6,406	6,910	7,380	7,819	8,094
Inventory
Other current assets	430	203	209	248	287	324	360	393	424	453	480	497
Total Current Assets	2,546	3,494	4,205	4,999	5,780	6,531	7,243	7,911	8,534	9,114	9,655	9,996

Fixed assets, net	239	383	470	559	646	730	809	884	954	1,018	1,079	1,117
Other assets	1,312	1,312	1,312	1,312	1,312	1,312	1,312	1,312	1,312	1,312	1,312	1,312

Intangible assets, net	4,189	4,098	4,007	3,917	3,826	3,735	3,645	3,554	3,463	3,373	3,282	3,282
Goodwill	13,227	13,227	13,227	13,227	13,227	13,227	13,227	13,227	13,227	13,227	13,227	13,227

Total Assets	$21,513	$22,514	$23,221	$24,014	$24,792	$25,536	$26,236	$26,888	$27,490	$28,044	$28,555	$28,935

Current Liabilities
Accounts payable	$332	$1,787	$2,064	$2,454	$2,837	$3,206	$3,555	$3,883	$4,188	$4,473	$4,739	$4,906
Accrued liabilities	1,187	561	577	686	794	897	995	1,086	1,172	1,251	1,326	1,372
Other current liabilities	176	83	86	102	118	133	148	161	174	186	197	204
Total Current Liabilities	1,696	2,432	2,727	3,242	3,749	4,236	4,697	5,130	5,534	5,910	6,262	6,482

Deferred taxes	-	449	898	1,343	1,809	2,262	2,708	3,143	3,583	4,023	4,465	4,939
Other liabilities	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities	1,696	2,881	3,625	4,585	5,558	6,498	7,405	8,274	9,117	9,933	10,726	11,422

Total Capital
Beginning capital	25,254	19,817	19,633	19,596	19,429	19,233	19,038	18,832	18,615	18,373	18,111	17,829
Current period earnings (loss)	(5,437)	(101)	2,552	2,368	2,743	3,021	3,286	3,525	3,781	4,013	4,232	4,448
Net cash flow	LA	83	2,589	2,536	2,938	3,216	3,493	3,742	4,022	4,275	4,514	4,765
Ending Capital	19,817	19,633	19,596	19,429	19,233	19,038	18,832	18,615	18,373	18,111	17,829	17,512

Total Liabilities & Capital	$21,513	$22,514	$23,221	$24,014	$24,792	$25,536	$26,236	$26,888	$27,490	$28,044	$28,555	$28,935

Working capital	$850	$1,062	$1,478	$1,757	$2,032	$2,296	$2,546	$2,781	$2,999	$3,203	$3,394	$3,513
Additions (subtractions) thereto		212	416	279	274	264	250	235	219	204	190	120

Schedule B.4
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Projected Capital Expenditures	(Figures in $ thousands)

		31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Fixed asset utilization rate		104.0	104.0	104.0	104.0	104.0	104.0	104.0	104.0	104.0	104.0	104.0
Required assets		$383	$470	$559	$646	$730	$809	$884	$954	$1,018	$1,079	$1,117
Beginning assets		239	383	470	559	646	730	809	884	954	1,018	1,079
Depreciation		117	151	191	144	182	226	276	290	310	325	347

Required capital expenditures		$261	$237	$280	$232	$266	$305	$351	$360	$375	$385	$385

Economic / Book Depreciation Schedule:
Existing assets, net	$239
Depreciation life - existing assets	3	$80	$80	$80	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation life - capital expenditures	7

Capital expenditures - 1	$261	37	37	37	37	37	37	37	-	-	-	-
Capital expenditures - 2	237		34	34	34	34	34	34	34	-	-	-
Capital expenditures - 3	280			40	40	40	40	40	40	40	-	-
Capital expenditures - 4	232				33	33	33	33	33	33	33	-
Capital expenditures - 5	266					38	38	38	38	38	38	38
Capital expenditures - 6	305						44	44	44	44	44	44
Capital expenditures - 7	351							50	50	50	50	50
Capital expenditures - 8	360								51	51	51	51
Capital expenditures - 9	375									54	54	54
Capital expenditures - 10	385										55	55
Capital expenditures - Residual	385											55

Total	$3,676	$117	$151	$191	$144	$182	$226	$276	$290	$310	$325	$347

Tax Depreciation Schedule:
Existing assets, net	$239
Depreciation life - existing assets	4	$96	$72	$48	$24	$0	$0	$0	$0	$0	$0	$0
Depreciation life - capital expenditures	6

Capital expenditures - 1	$261	75	62	50	37	25	12	-	-	-	-	-
Capital expenditures - 2	237		68	57	45	34	23	11	-	-	-	-
Capital expenditures - 3	280			80	67	53	40	27	13	-	-	-
Capital expenditures - 4	232				66	55	44	33	22	11	-	-
Capital expenditures - 5	266					76	63	51	38	25	13	-
Capital expenditures - 6	305						87	73	58	44	29	15
Capital expenditures - 7	351							100	83	67	50	33
Capital expenditures - 8	360								103	86	69	51
	375									107	89	71
Capital expenditures - 10	385										110	92
Capital expenditures - Residual	385											110

Total	$3,676	$170	$202	$234	$239	$243	$270	$295	$318	$339	$360	$372

Schedule B.5
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Projected Tax Expenses	(Figures in $ thousands)

			31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Deferred Taxes

	Depreciable/	Estimated	Annual Depreciation & Amortization Expense
	Amortizable	Life

Amortizable Intangibles for Book		$907	Customer list for Jesup and Lamont Securities Corporation

Economic / Book Basis
Fixed assets	Y	See B.4	$117	$151	$191	$144	$182	$226	$276	$290	$310	$325	$347
Intangible assets	Y	10	91	91	91	91	91	91	91	91	91	91	-
Goodwill	N	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-

Total Economic / Book Basis			$208	$242	$282	$235	$273	$317	$367	$381	$400	$415	$347

Tax Basis
Fixed assets	Y	See B.4	$170	$202	$234	$239	$243	$270	$295	$318	$339	$360	$372
Intangible assets	Y	15	279	279	279	279	279	279	279	279	279	279	279
Goodwill	Y	15	882	882	882	882	882	882	882	882	882	882	882

Total Tax Basis			$1,331	$1,363	$1,395	$1,400	$1,404	$1,431	$1,456	$1,479	$1,501	$1,521	$1,533

Increase (decrease) in deferred taxes @		40.0%	449	448	445	466	453	446	436	439	440	442	475
Total deferred taxes		0	449	898	1,343	1,809	2,262	2,708	3,143	3,583	4,023	4,465	4,939

Income Taxes and Net Operating Losses

Pretax income (reported)			$(101)	$2,690	$3,204	$3,795	$4,281	$4,734	$5,149	$5,569	$5,954	$6,317	$6,623

Tax depreciation adjustment			1,124	1,121	1,113	1,165	1,131	1,114	1,089	1,098	1,100	1,105	1,187

Earnings before taxes and NOL utilization			(1,225)	1,569	2,091	2,630	3,150	3,619	4,060	4,471	4,854	5,211	5,436

Net operating loss utilization			-	(1,225)	-	-	-	-	-	-	-	-	-

Earnings before taxes			(1,225)	344	2,091	2,630	3,150	3,619	4,060	4,471	4,854	5,211	5,436

Income taxes @ 40.0%			-	138	836	1,052	1,260	1,448	1,624	1,788	1,942	2,085	2,174

			-	1,225	-	-	-	-	-	-	-	-	-
Additions to / (utilization of) net operating losses			1,225	(1,225)	-	-	-	-	-	-	-	-	-

Ending net operating losses			1,225	-	-	-	-	-	-	-	-	-	-

Schedule B.6
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Weighted Average Cost of Capital	(Figures in $ thousands)

	Ticker	Observed	Shares	Share	Market	Total Debt Preferred	Debt /	Debt /	Estimated	Unlevered
Company Name	Symbol	Beta	Out	Price	Cap	& Min Int.	Equity	Total Cap	Tax Rate	Beta

First Montauk Financial Corp.	FMFK	0.87	13,257	$0.01	$66.3	$1,002	1512.0%	93.8%	40.0%	0.09
Investors Capital Holdings Ltd.	ICH	0.66	6,552	$2.00	$13,104.7	$34	0.3%	0.3%	40.0%	0.66
Knight Capital Group Inc.	NITE	0.52	90,636	$16.15	$1,463,772.0	$143,592	9.8%	8.9%	40.0%	0.49
Ladenburg Thalmann Financial Services Inc.	LTS	1.57	171,715	$0.72	$123,634.8	$32,321	26.1%	20.7%	40.0%	1.36
Merriman Curhan Ford Group, Inc.	MERR	1.46	12,892	$0.60	$7,735.2	$1,218	15.7%	13.6%	40.0%	1.33
Sanders Morris Harris Group, Inc.	SMHG	1.24	28,122	$5.99	$168,450.8	$11,616	6.9%	6.5%	40.0%	1.19
Siebert Financial Corp.	SIEB	1.34	22,207	$1.92	$42,637.4	$0	0.0%	0.0%	40.0%	1.34

High	1512.0%	93.8%	1.36
Mean	224.4%	20.5%	0.92
Median	9.8%	8.9%	1.19
CV	2.53	1.61	0.55

Capital Asset Pricing Model (CAPM) Inputs

(1) Effective tax rate	40.0%
(2) Risk-free rate [Rf]	3.1%
(3) Equity risk premium [ERP]	7.1%
(4) Unlevered beta	1.19
(5) Target debt/equity	10.0%
(6) Pretax cost of debt	7.97%
(7) Unsystematic risk premium (USRP)	3.0%

Capital Asset Pricing Model (CAPM) Calculations

Relevered beta	1.26

Ke = Rf + Levered Beta x ERP + USRP

CAPM Cost of Equity	15.0%

After-tax cost of debt	4.8%
Debt/capital ratio	9.1%

Weighted Average Cost of Capital	14.1%

Notes:
(1) Includes applicable federal state tax rates
(2) 20-Year United States government agency bond rate
(3) Ibbotson Associates / Morningstar, from 1926 - present
(4) Unlevered and relevered using Hamada method
(5) Estimated target debt/equity
(6) Estimated cost of debt - Moody's Baa
(7) Unsystematic risk premium

Schedule B.7
SFAS 142/144 Analysis of Jesup & Lamont Securities Corporation
Discounted Cash Flow Analysis
Synthesis of Net Cash Flow	(Figures in $ thousands)

	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	Residual

Sources of Cash Flow:
Net income	$(101)	$2,552	$2,368	$2,743	$3,021	$3,286	$3,525	$3,781	$4,013	$4,232	$4,448
Depreciation & amortization	208	242	282	235	273	317	367	381	400	415	347
Increase in deferred taxes	449	448	445	466	453	446	436	439	440	442	475
Total Sources of Cash Flow	556	3,242	3,095	3,444	3,747	4,048	4,327	4,601	4,853	5,090	5,270

Uses of Cash Flow:
Additions to working capital	$212	$416	$279	$274	$264	$250	$235	$219	$204	$190	$120
Capital expenditures	261	237	280	232	266	305	351	360	375	385	385
Net cash flow	83	2,589	2,536	2,938	3,216	3,493	3,742	4,022	4,275	4,514	4,765
Total Uses of Cash Flow	556	3,242	3,095	3,444	3,747	4,048	4,327	4,601	4,853	5,090	5,270

Net Cash Flow	$83	$2,589	$2,536	$2,938	$3,216	$3,493	$3,742	$4,022	$4,275	$4,514	$4,765

Present Value (PV) Factor @ 14.1%	0.9362	0.8205	0.7191	0.6302	0.5524	0.4841	0.4243	0.3718	0.3259	0.2856
Using mid-period discounting

PV Net Cash Flow	$77	$2,124	$1,823	$1,852	$1,777	$1,691	$1,588	$1,496	$1,393	$1,289

Gordon Growth Model
Residual net cash flow :	$4,765
Residual multiple :	9.5
Residual value :	$45,062

PV net cash flow	$15,110
PV residual value	12,871
Non-operating assets	-
PV remaining tax	454

Enterprise Value	28,435

Less: total debt	-
Less: minority interest	-
Less: preferred stock	-

Value of common equity	$28,435

Form 10-Q for the Period Ended March 31, 2009

Note 13.  Income Taxes, page 14

13.
We note your response to prior comment 24 and reissue the comment in part.  Provide us your proposed disclosures for future filings regarding how you determined it is more likely than not that you will realize your deferred tax assets.  In this regard, please address each of the following points in your disclosures:

•
Provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109.  You should discuss the significant estimates and assumptions used in your analysis.  You should also discuss how you determined the amount of the valuation allowance to record.

•	Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
•	Include an explanation of the anticipated future trends included in your projections of future taxable income.
•	Discuss the implications of the limitation on deductibility of a portion of your net operating losses and how this was considered in the determination of the adequacy of the valuation allowance.

We will add disclosures to our previous response similar to the following in future filings.

The Company has net operating loss carry forwards for federal tax purposes of approximately $29,000,000 which expire in years 2022 through 2029.  The amount deductible per year is limited to $576,000 on loss carryforwards of $4,376,000 and unlimited on the remaining loss carryforwards under current tax regulations.  Because our loss carryforwards do not begin to expire until 2022, the partial limitation of a portion of these loss carryforwards deductibility is irrelevant as non limited net loss carryforwards are available to more than offset our recorded net deferred tax asset.

Our discounted cash flow analysis assumed total pretax income for the ten year period through December 31, 2018 of approximately $29 million.  Our net deferred tax asset recorded at December 31, 2008 totaled $2,117,000, which at the 40% income tax rate they were based upon, represents $5,292,500 of pre-tax income.  Our net deferred tax asset recorded represents approximately 18% of the total projected income.  If our combined future taxable income through approximately 2029 does not equal at least $5,292,500, our net recorded deferred tax asset would be reduced accordingly.

In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan Weichselbaum
Alan Weichselbaum
Chief Financial Officer